EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

State of Incorporation
Subsidiaries – Direct / wholly-owned
Community Bank	Alabama
Community (AL) Capital Trust I	Delaware
Community Funding Company	Alabama

Subsidiaries – Indirect / wholly-owned by Community Bank
Community Appraisals, Inc	Alabama
1st Community Credit Company	Alabama
Community Insurance Corp	Alabama

Subsidiaries – Indirect / wholly-owned by Community Insurance Corp.
Southern Select Insurance, Inc.	Alabama